COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005



**Stephen J. Czarnik, Esq.**
Direct Dial: (212) 232-8323
Fax:        (212) 937-3870

June 12, 2007

**Via DHL Express**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     **MIDAS TOUCH INTERNATIONALHOLDINGS, INC.
REGULATION A OFFERING STATEMENT ON FORM 1-A**

Ladies and Gentlemen:

On behalf of my client, Midas Touch International Holdings, Inc. (the "Company"), I enclose five (5) copies of the Company's Regulation A Offering Statement on Form 1-A (the "Offering Statement") for your review. I also enclose one (1) copy of the cover page of the Offering Statement. Please date stamp the copy of the cover page of the Offering Statement and return the same to my attention in the enclosed self-addressed, stamped envelope.

If you have any questions or comments with respect to this matter, please do not hesitate to contact me.

I thank you for your attention to this matter.

With kind regards,

cc:     Mr. Aaron Chaze
President, Chief Executive Officer and Director
Midas Touch International Holdings, Inc.
300 Center Ave., Suite 202, Bay City, MI 48708

CF1-00122718